Exhibit 3.12.3

TRAVEL AIR INSURANCE COMPANY (KANSAS)

Exhibit “A”

Bylaw Amendments

1.	Delete Section 1. of Article III, (“DIRECTORS”) in its entirety and replace with the following:

Section 1. The business, affairs, and property of the corporation shall be managed by a Board of Directors which shall consist of not less than five (5) nor more than twelve (12) members, and a majority of whom shall be residents of the State of Kansas. At each annual meeting there shall be elected one or two Directors to serve for five (5) years.

Directors shall hold office for five years and until their successors are elected. Any Director may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein. If no time is specified, it shall take effect from the time of its receipt by the secretary who shall record such resignation, noting the day, hour and minute of its reception. The acceptance of a resignation shall not be necessary to make it effective. Any vacancy in the Board shall be filled by the remaining members until the next annual meeting of the stockholders, at which time a successor shall be elected to fill the unexpired term. Every stockholder entitled to vote at any election for directors shall have the right to cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his fully paid shares are entitled, or to distribute his votes on the same principle among as many candidates as he shall choose. Directors shall be elected by ballot. The candidates receiving the highest number of votes up to the number of directors to be elected shall be elected.

December 20, 2002